FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Company

KIRKLAND LAKE GOLD INC.
Suite 300 - 570 Granville Street
Vancouver, BC V6C 3P1
(the “Company”)

2. Date of Material Change

April 18, 2007

3. News Release

Press Release dated April 18, 2007 was disseminated by CCN Matthews and SEDAR filed with the British Columbia, Alberta and Ontario Securities Commissions on that date.

4. Summary of Material Change

The Company is pleased to announce an update on exploration drilling testing the New South Mine complex. The New South Mine consists of 15 or more mineralized zones, one of which is the New South Zone, that have been discovered to date south of the mine workings. The #7 Break is the one of the first zones to the south of the `04/Main Break and is located approximately 520 feet south of the existing workings.

5. Full Description of Material Change

Please see attached news release.

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officers

For further information contact:

Brian Hinchcliffe President Phone 1 705 567 5208 Fax 1 705 568 6444 E-mail: bhinchcliffe@klgold.com	Scott Koyich Investor Relations Phone 1 403 215 5979 E-mail: info@klgold.com Website: www.klgold.com	Chelsea Hayes Pelham Public Relations (UK) Phone 020 7743 6675 E-mail: chelsea.hayes@pelhampr.com

9. Date of Report

April 18, 2007